SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
(Amendment No. 2 )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Virgin Media Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92769L101
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
The Atlantic Building
950 F. Street N.W.
Washington, D.C. 20004
202-756-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 4th, 2008
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	92769L101	13D/A	Page	of	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	SRM Global Fund General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,055,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		27,055,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,055,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.26%

14	TYPE OF REPORTING PERSON (see instructions)

	CO

CUSIP No.	92769L101	13D	Page	of	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SRM Global Master Fund Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,055,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		27,055,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,055,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.26%

14	TYPE OF REPORTING PERSON (see instructions)

	PN

CUSIP No.	92769L101	13D	Page	of	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SRM Fund Management (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,055,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		27,055,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,055,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.26%

14	TYPE OF REPORTING PERSON (see instructions)

	CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Wood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,055,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		27,055,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,055,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.26%

14	TYPE OF REPORTING PERSON (see instructions)

	CO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed on July 26, 2007 (the “Original Filing”), as amended and restated most recently by the amendment filed on December 12, 2007. Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following at the end thereof:
     As of January 4th, 2008 the Master Fund is deemed to beneficially own an aggregate of 27,055,200 Shares. As of January 4th, 2008, the aggregate purchase price for the 27,055,200 Shares that the Reporting Persons is deemed to beneficially own is $633,378,918.
     The Master Fund obtained funds to make the purchases of Shares described below from its working capital, which includes funds that have been contributed to the Master Fund by its limited partners. No funds were borrowed by any of the Reporting Persons in order to complete the Share purchases described in this report.
     This Amendment No. 2 is being filed to reflect purchases by the Master Fund of a total of shares of common stock of the Issuer. A list of transactions during the past 60 days relating to the Issuer’s securities is attached as Exhibit 5 hereto.
Item 5. Interest in Securities of the Issuer.
Items 5(a) and (b) are hereby amended and restated in their entirety as follows:
     (a) and (b) As of January 4th, 2008, the Master Fund directly beneficially owned 27,055,200 Shares representing 8.26% of the outstanding common stock of the Issuer based on the outstanding shares as of January 4th, 2008
Item 5(c) is hereby amended by adding the following at the end thereof:
     (c) All transactions in the Shares effected in the 60 days prior to and including January 4th, 2008 are set forth in Exhibit 5 attached hereto.
Item 7. Material to be Filed as Exhibits.
Item 7 is amended by adding the following at the end thereof:

Exhibit
Number	Description
5	Schedule of transactions effected in the 60 days prior to and including January 4th, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2008

(Date)

/s/ Philip Price

(Signature)

Name: Philip Price
Title: Authorized Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED

By:	/s/ Philip Price

Name:	Philip Price
Title:	Authorized Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Philip Price

Name:	Philip Price
Title:	Director

JONATHAN WOOD

By:	/s/ Jonathan Wood

Name:	Jonathan Wood

INDEX TO EXHIBITS

Exhibit
Number	Description
5	Schedule of transactions effected in the 60 days prior to and including January 4, 2008.